UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 7, 2023

Trajectory Alpha Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41143	86-1837862
(Commission File Number)	(IRS Employer Identification No.)

99 Wall Street, Suite 5801

New York, New York 10005

Registrant’s telephone number, including area code (646) 450-2536

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Public Warrant	TCOA.U	New York Stock Exchange
Class A Common Stock, $0.0001 par value per share	TCOA	New York Stock Exchange
Public Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	TCOA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

As previously announced on June 2, 2023 (the “Effective Date”), Trajectory Alpha Acquisition Corp., a Delaware corporation (the “Company”), entered into a Purchase and Contribution Agreement (the “Agreement”) with J. Streicher Holdings, LLC, a Delaware limited liability company (the “Acquirer”), and Trajectory Alpha Sponsor LLC, a Delaware limited liability company (the “Sponsor”), pursuant to which the Acquirer, or an entity designated by the Acquirer, shall contribute $250,000 (two hundred fifty thousand dollars) payable at the Effective Date to the Company (the “Contribution”) and shall pay $1.00 (one dollar) to the Sponsor (the “Consideration” and together with the Contribution, the “Purchase Price”). In return, the Sponsor shall sell and assign to the Acquirer 2,170,464 (two million one hundred seventy thousand four hundred sixty four) shares of Class B common stock (the “Class B Common Stock”) of the Company and 4,525,000 (four million five hundred twenty five thousand) private placement warrants (the “Warrants”) held by the Sponsor, each of which is exercisable to purchase one share of Class A common stock of the Company.

Also, as previously announced on June 2, 2023, the Company, the Acquirer, the Sponsor, and Metric Finance Holdings II, LLC, a Delaware limited liability company (the “Seller”), also entered into a Purchase Agreement (the “Metric Assignment”) pursuant to which the Acquirer, or an entity designated by the Acquirer, shall pay the Consideration to the Seller on the Effective Date, and the Seller shall sell and assign to the Acquirer 422,434 (four hundred twenty two thousand four hundred thirty four) shares of Class B Common Stock held by the Seller.

About J. Streicher

J. Streicher, a private and diverse U.S. financial organization, is founded on tradition, personal relationships, innovation, and steadfast principles. Its subsidiary, J. Streicher & Co. LLC, (the “Broker Dealer”), holds the distinction of being one of the oldest firms on the New York Stock Exchange (“NYSE”), with roots dating back to 1910. Throughout its history, it has consistently provided exceptional service to its family of listed companies, even in challenging market conditions.

While our Broker Dealer primarily focuses on NYSE activities, our international investment team specializes in identifying, investing in, and nurturing potential target companies, guiding them through the complex process of transitioning into publicly traded entities. Our ultimate goal is to position these companies for a successful listing. Our core strength lies in our ability to recognize strategic private target companies and assist them in becoming publicly traded entities on prestigious exchanges such as the NYSE or NASDAQ.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is a press release (the “Press Release”), dated June 7, 2023, announcing the transaction.

Item 8.01.	Other Events.

On June 7, 2023, the Company determined to postpone the Company’s special meeting of its stockholders (the “Special Meeting”), originally scheduled to be held on June 8, 2023, to allow additional time for the Company to engage with its stockholders and solicit redemption reversals.

The Special Meeting will now be held on Monday, June 12, 2023 at 10:00 a.m., Eastern time. There is no change to the location or the record date of the Special Meeting. The live webcast for the Special Meeting will be available by visiting https://www.cstproxy.com/trajectoryalpha/2023.

On June 7, 2023, the Company filed a supplement (the “Proxy Supplement”) to its proxy statement dated May 25, 2023 in connection with the Special Meeting. The Proxy Supplement announces a change in the terms of the funds to be deposited into the Company’s trust account in connection with each one-month extension. Trajectory Alpha Sponsor LLC has decided to cause to be deposited into the trust account in connection with each one-month extension the lesser of (i) $150,000 and (ii) an aggregate amount equal to $0.04 multiplied by the number of public shares of the Company that are not redeemed in connection with the stockholder vote to approve the extension proposal.

Stockholders who have previously submitted shares for redemption or who have voted by proxy do not need to do anything prior to the Special Meeting unless they change their decision as to redemption or voting.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 8.01 by reference is a press release (the “Press Release”), dated June 7, 2023, announcing the postponement of the Special Meeting.

A copy of the Proxy Supplement is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

This Current Report on Form 8-K is for informational purposes only and shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

No.	Name

99.1	Press Release, dated June 7, 2023.

99.2	Press Release, dated June 7, 2023.

99.3	Proxy Supplement, dated June 7, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRAJECTORY ALPHA ACQUISITION CORP.

Date: June 7, 2023	By:	/s/ Paul Davis
Name: Paul Davis Title: Chief Executive Officer

Exhibit 99.1

Trajectory Alpha Acquisition Corp. Announces the Postponement of the Special Meeting

New York – June 7, 2023 – As previously reported, on May 25, 2023, Trajectory Alpha Acquisition Corp., a special purpose acquisition company (NYSE: TCOA) (“Trajectory”) filed a definitive proxy statement with the SEC regarding the special meeting (the “Special Meeting”) of Trajectory’s existing stockholders to extend the date by which we must consummate our initial business combination. At the Special Meeting, which is to be held on June 12, 2023, we are requesting that the stockholders vote in favor of extending the date by which Trajectory must consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, from June 14, 2023, to March 14, 2024 (the “Termination Date”).

In connection with the extension of the Termination Date, Trajectory Alpha Sponsor LLC (the “Sponsor”) has decided to cause to be deposited into the trust account (“Trust Account”) in connection with each one-month extension the lesser of (i) $150,000 or (ii) an aggregate amount equal to $0.04 multiplied by the number of public shares of Trajectory that are not redeemed in connection with the stockholder vote to approve the extension proposal. Each one-month extension will be placed in the Trust Account established in connection with Trajectory’s initial public offering. On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax (the “Excise Tax”) on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. Any redemption of the shares of the Class A common stock, par value $0.0001 per share, of Trajectory on or after January 1, 2023 may be subject to the Excise Tax. The Trust Account and the interest earned thereon shall not be used to pay the Excise Tax that may be levied in connection with such redemptions, and Trajectory hereby confirms that it will not utilize any funds from the Trust Account to pay any such Excise Tax.

The Trajectory team thanks the stockholders for their continued partnership and asks that they vote to approve the extension proposal.

This press release is for informational purposes only and shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About J. Streicher

J. Streicher, a private and diverse U.S. financial organization, is founded on tradition, personal relationships, innovation, and steadfast principles. Its subsidiary, J. Streicher & Co. LLC, (the “Broker Dealer”), holds the distinction of being one of the oldest firms on the New York Stock Exchange (“NYSE”), with roots dating back to 1910. Throughout its history, it has consistently provided exceptional service to its family of listed companies, even in challenging market conditions.

While our Broker Dealer primarily focuses on NYSE activities, our international investment team specializes in identifying, investing in, and nurturing potential target companies, guiding them through the complex process of transitioning into publicly traded entities. Our ultimate goal is to position these companies for a successful listing. Our core strength lies in our ability to recognize strategic private target companies and assist them in becoming publicly traded entities on prestigious exchanges such as the NYSE or NASDAQ.

PR Contact for J. Streicher

Email: pr@zalatorisac.com

Number: +1 (917) 675-3106

Exhibit 99.2

Trajectory Alpha Acquisition Corp. Announces the Transfer of Certain of its Securities to J. Streicher Holdings, LLC

New York – June 7, 2023 – On June 5, 2023, Trajectory Alpha Acquisition Corp., a special purpose acquisition company (NYSE: TCOA) (the “Company”), announced the transfer of certain of the Class B common stock (the “Class B Common Stock”) and private placement warrants (the “Warrants”) of the Company to J. Streicher Holdings, LLC, a Delaware limited liability company (“J. Streicher”).

On June 2, 2023, the Company, entered into a Purchase and Contribution Agreement (the “Agreement”) with J. Streicher, and Trajectory Alpha Sponsor LLC, a Delaware limited liability company (the “Sponsor”), pursuant to which J. Streicher, or an entity designated by J. Streicher, shall contribute $250,000 (two hundred fifty thousand dollars) to the Company (the “Contribution”) and shall pay $1.00 (one dollar) to the Sponsor (the “Consideration” and together with the Contribution, the “Purchase Price”). In return, the Sponsor shall transfer to J. Streicher 2,170,464 (two million one hundred seventy thousand four hundred sixty four) shares of Class B Common Stock of the Company and 4,525,000 (four million five hundred twenty five thousand) Warrants held by the Sponsor, each of which is exercisable to purchase one share of Class A common stock (the “Class A Common Stock”) of the Company.

On June 2, 2023, the Company, J. Streicher, the Sponsor, and Metric Finance Holdings II, LLC, a Delaware limited liability company (the “Seller”), also entered into a Purchase Agreement (the “Metric Assignment”) pursuant to which J. Streicher, or an entity designated by J. Streicher, shall pay the Consideration to the Seller, and the Seller shall transfer to J. Streicher 422,434 (four hundred twenty two thousand four hundred thirty four) shares of Class B Common Stock held by the Seller.

The foregoing descriptions of the Agreement and the Metric Assignment are not complete and are qualified in their entirety by reference to the full text of such documents.

This press release is for informational purposes only and shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About the Company

The Company is a blank check company incorporated as a Delaware corporation for the purpose of effecting a merger, consolidation, capital stock exchange, asset acquisition, share purchase, reorganization, or business combination with one or more businesses. While the Company may pursue an initial business combination with any company in any industry, the Company’s objective is to identify and work with a disruptive, technology-driven business that leverages its unique intellectual property and proprietary data to develop a sustainable competitive advantage and, in turn, dislodge slower moving incumbents in the target’s selected end markets.

About J. Streicher

J. Streicher, a private and diverse US financial organization, is founded on tradition, personal relationships, innovation, and steadfast principles. Its subsidiary, J. Streicher & Co. LLC, (the “Broker Dealer”), holds the distinction of being one of the oldest firms on the New York Stock Exchange (“NYSE”), with roots dating back to 1910. Throughout its history, it has consistently provided exceptional service to its family of listed companies, even in challenging market conditions.

While our Broker Dealer primarily focuses on NYSE activities, our international investment team specializes in identifying, investing in, and nurturing potential target companies, guiding them through the complex process of transitioning into publicly traded entities. Our ultimate goal is to position these companies for a successful listing. Our core strength lies in our ability to recognize strategic private target companies and assist them in becoming publicly traded entities on prestigious exchanges such as the NYSE or NASDAQ.

PR Contact for J. Streicher

Email: pr@zalatorisac.com

Number: +1 (917) 675-3106

Exhibit 99.3

Trajectory Alpha Acquisition Corp.

99 Wall Street, Suite 5801

New York, New York

SUPPLEMENT TO

PROXY STATEMENT DATED MAY 25, 2023

FOR THE SPECIAL MEETING

OF THE STOCKHOLDERS OF

TRAJECTORY ALPHA ACQUISITION CORP.

Dear Stockholders of Trajectory Alpha Acquisition Corp.:

You have previously received definitive proxy materials dated May 25, 2023 (the “Proxy Statement”) in connection with the special meeting of the stockholders of Trajectory Alpha Acquisition Corp., a Delaware corporation (the “Company”, “we”, “us” or “our”), to be held virtually on June 12, 2023 at 10:00 a.m., Eastern time, via live webcast at https://www.cstproxy.com/trajectoryalpha/2023 (the “Special Meeting”), or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned. The purpose of this document (the “Proxy Supplement”) is to supplement the Proxy Statement with certain new and/or revised information as follows:

Change in Terms for Extension. Trajectory Alpha Sponsor LLC (the “Sponsor”) has decided to cause to be deposited into the trust account in connection with each one-month extension the lesser of (i) $150,000 and (ii) an aggregate amount equal to $0.04 multiplied by the number of public shares of the Company that are not redeemed in connection with the stockholder vote to approve the extension proposal.

Postponement of Special Meeting and Extension of Redemption Deadline. Due to the changes described above, the Company has decided to postpone the Special Meeting to June 12, 2023 at 10:00 a.m. Eastern time. Shareholders will have until June 8, 2023 to submit a proxy or to revoke a previously-given proxy.

The deadline for submission of public shares has been extended to 5:00 p.m. Eastern time on June 8, 2023.

Redemption requests may be withdrawn until Friday, June 9, 2023 at 11:00 a.m. Eastern Time.

Except as set forth herein, all other information in the Proxy Statement remains unchanged. If you have previously-submitted a proxy or tendered your shares for redemption in accordance with the procedures set forth in the Proxy Statement and you do not wish to make any changes, you do not need to do anything further.

This Proxy Supplement is dated June 7, 2023